UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 12 July, 2013

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Sibanye Gold Limited
Reg. 2002/031431/06

Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

MEDIA RELEASE:

SIBANYE GOLD AMENDS THE TERMS OF ITS DEBT

Westonaria, 11 July 2013: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) today announced that it had amended the terms and constraints of its Bridge Loan with its lenders.

The previous Bridge Loan Facilities Agreement, concluded in November 2012, constrained Sibanye Gold from paying an interim dividend in the financial year ending December 2013 and limited a final dividend to 25% of normalised earnings, provided Sibanye Gold's gross debt was not more than R4.0 billion after paying a dividend.

In terms of the new amendments made to the Bridge Loan Facilities Agreement, the Sibanye Gold Board of Directors may now consider an interim dividend and a larger final dividend in respect of the financial year ending 31 December 2013, subject to the restrictions detailed below:

- an interim dividend of up to 25% of normalised earnings in respect of its financial half year ended on 30 June 2013, provided that Sibanye Gold's net debt does not exceed R4.0 billion after such dividend payment and the wage negotiations with organised labour have been concluded; and

- a final dividend of up to 35% of normalised earnings (less any interim dividend paid) for the financial year ending on 31 December 2013, provided that Sibanye Gold's gross debt does not exceed R3.5 billion after the dividend payment. Alternatively a limited final dividend of 25% of normalised earnings (less any interim dividend paid), may be declared, provided that gross debt does not exceed R4.0 billion after the dividend payment.

The Bridge Loan structure will still reduce to R5.0 billion on the earliest of; the date on which Sibanye Gold's board of directors declare a final dividend in respect of the financial year ending 31 December 2013, or on 18 February 2014, but the structure of the Facility has now been amended to a R3.0 billion revolving credit facility and a R3.0 billion term loan facility as opposed to the R2.0 billion revolving credit facility and a R4.0 billion term loan facility before the amendment.

Sibanye Gold is currently engaging with its lenders to extend the term of its debt and will update the market as soon as agreement has been reached.

Neal Froneman, CEO of Sibanye Gold, said: "we are pleased that our lenders have agreed to relax the constraint on paying an interim dividend and amended the terms of the Bridging Facilities. The revised

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Barry Davison* Rick Menell*
Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi*
Cain Farrel (Corporate Secretary) (*Non-Executive)

Vat No. 473 020 9410

terms recognise the cash generative ability of our assets, even at lower prevailing gold prices and will provide greater balance sheet flexibility and the ability to pay dividends to shareholders earlier".

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

INITIAL RESTRUCTURING OF SIBANYE GOLD'S BRIDGING LOAN FACILITIES

Westonaria, 11 July 2013: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) has reached agreement with the Lenders of its Bridge Loan to amend the Bridge Loan Facilities Agreement.

In accordance with the Bridge Loan Facilities Agreement concluded in November 2012, Sibanye Gold was not entitled to pay an interim dividend in the financial year ending December 2013 and could only declare and pay a final dividend of up to 25% of normalised earnings, provided Sibanye Gold's gross debt was not more than R4.0 billion after such dividend payment.

In terms of the new amendments made to the Bridge Loan Facilities Agreement, the Sibanye Gold Board of Directors may now consider an interim dividend and a larger final dividend in respect of the financial year ending 31 December 2013, subject to the restrictions detailed below. Sibanye Gold can now consider declaring and paying:

- an interim dividend of up to 25% of normalised earnings in respect of its financial half year ended on 30 June 2013, provided that Sibanye Gold's net debt does not exceed R4.0 billion after such dividend payment and the wage negotiations with organised labour have been concluded; and
- a final dividend of up to 35% of normalised earnings (less any interim dividend paid) in respect of its financial year ending on 31 December 2013, provided that Sibanye Gold's gross debt does not exceed R3.5 billion after the dividend payment. Alternatively a final dividend limited to 25% of normalised earnings (less any interim dividend paid), may be declared, provided that gross debt does not exceed R4.0 billion after the dividend payment.

The structure of the Bridge Loan has also been amended, providing Sibanye Gold with more flexibility and the opportunity to utilise some of its cash to reduce its current debt position. The R6.0 billion Bridge Loan structure now comprises of a R3.0 billion revolving credit facility and a R3.0 billion term loan facility (before the amendment it was a R2.0 billion revolving credit facility and a R4.0 billion term loan facility). Both facilities will reduce from R3.0 billion to R2.5 billion (resulting in debt available to Sibanye Gold of R5.0 billion) on the earliest of; the date on which Sibanye Gold's board of directors declare a

final dividend in respect of the financial year ending 31
December 2013, or on 18 February 2014.

Sibanye Gold is currently engaging with its lenders to extend the
term of its debt and will update the market as soon as agreement
has been reached.

ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: July 12, 2013

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer